Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 22, 2020	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports First Quarter Results
Withdraws 2020 Revenue Guidance Due to Economic Uncertainty

MINNEAPOLIS (April 22, 2020) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 27, 2020.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 27, 2020	Mar 29, 2019	% Change
Net Sales	$373.6	$404.9	(8)%
Operating Earnings	89.8	104.5	(14)%
Net Earnings	72.8	86.7	(16)%
Diluted Net Earnings per Common Share	$0.42	$0.51	(18)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$65.0	$80.1	(19)%
Diluted Net Earnings per Common Share, adjusted	$0.38	$0.47	(19)%
(1) Excludes impacts of excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

•	Sales decreased 8 percent, with double-digit percentage declines in the Industrial segment and in the EMEA and Asia Pacific regions.

•
Gross margin rate remained relatively strong as favorable realized pricing mostly offset the adverse impacts of lower factory volume, unfavorable product and channel mix, and changes in currency translation rates.

•	Total operating expenses decreased 2 percent. Reductions in volume and earnings-based expenses more than offset a 3 percent increase in product development expenses.

•	Other non-operating expenses increased $5 million due to market valuation losses on investments held to fund certain retirement benefits liabilities.

“First quarter sales did not meet our expectations and deteriorated as the quarter progressed,” said Patrick J. McHale, Graco's President and CEO.

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Consolidated Results

Sales decreased 8 percent from the comparable period last year (7 percent at consistent translation rates). Sales decreased 3 percent in the Americas, 12 percent in EMEA (10 percent at consistent translation rates) and 17 percent in Asia Pacific (15 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by approximately $4 million (1 percentage point). Sales from acquired operations contributed approximately $5 million to the first quarter.

Gross profit margin rate decreased slightly from the comparable period last year. Strong price realization nearly offset the adverse impacts of lower factory volume, unfavorable product and channel mix, and changes in currency translation rates.

Total operating expenses decreased $3 million (2 percent) compared to last year. Reductions in volume and earnings-based expenses more than offset increases in product development and occupancy expenses.

Other expense for the year increased $5 million from last year, driven by losses on investments used to fund certain retirement benefits liabilities.
The effective income tax rate was 11 percent, down approximately 3 percentage points from the comparable period last year. The decrease was due primarily to an increase in excess tax benefits related to stock option exercises, partially offset by the effect of non-recurring tax benefits from other tax planning activities last year.
Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Industrial	Process	Contractor
Net Sales (in millions)	$158.7	$86.1	$128.8
Percentage change from last year
Sales	(16)%	(1)%	0%
Operating earnings	(23)%	(10)%	8%
Operating earnings as a percentage of sales
2020	32%	21%	22%
2019	34%	23%	21%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(8)%	0%	0%	(8)%
EMEA	(19)%	0%	(1)%	(20)%
Asia Pacific	(22)%	0%	(2)%	(24)%
Consolidated	(15)%	0%	(1)%	(16)%

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Industrial segment sales declined in all regions with the spread of worldwide government actions that severely reduced economic activity in major geographies. Improved gross margin rate in this segment, from realized pricing and favorable product and channel mix, offset the adverse impact of changes in translation rates. Decreases in operating expenses did not keep pace with the drop in sales volume, driving operating earnings as a percentage of sales down compared to last year.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(6)%	2%	0%	(4)%
EMEA	(7)%	8%	(1)%	0%
Asia Pacific	(3)%	15%	(3)%	9%
Consolidated	(6)%	5%	0%	(1)%

Process segment sales decreased slightly, with sales from acquired operations nearly offsetting volume declines in organic businesses. Lower volume, higher product costs, unfavorable channel and product mix, and lower operating margins of acquired operations combined to decrease operating earnings as a percentage of sales.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	2%	0%	(1)%	1%
EMEA	3%	0%	(2)%	1%
Asia Pacific	(14)%	0%	(4)%	(18)%
Consolidated	1%	0%	(1)%	0%

Contractor segment sales increased by 1 percent at consistent currency translation rates, with favorable response to new product offerings and continued stability in construction markets in the Americas and EMEA. This segment saw a marked reduction in orders during the latter part of March that offset solid revenue gains earlier in the quarter. Operating margin rate increased by 1 percentage point, driven by strong realized pricing, favorable product and channel mix, and expense leverage.

Outlook

“Due to economic uncertainty, we are withdrawing our 2020 revenue guidance for the remainder of the year,”
said McHale. “While the current environment presents unforeseen challenges, for now our playbook remains the same. In the short term, Graco is well positioned financially and strategically to operate without making major changes that would adversely impact our key stakeholders. We will continue to monitor what is happening in our end markets and may adjust our approach if warranted by facts. We are confident that our loyal customer base, strong management team and business model position us well for the long term. I want to recognize the hard work and dedication of our employees, who have kept our factories running and our company open for business.”

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Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits related to stock option exercises and certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 27, 2020	Mar 29, 2019
Earnings before income taxes	$82.1	$100.7

Income taxes, as reported	$9.3	$14.0
Excess tax benefit from option exercises	7.8	5.1
Other non-recurring tax benefit	—	1.5
Income taxes, adjusted	$17.1	$20.6

Effective income tax rate
As reported	11.3%	13.9%
Adjusted	20.8%	20.5%

Net Earnings, as reported	$72.8	$86.7
Excess tax benefit from option exercises	(7.8)	(5.1)
Other non-recurring tax benefit	—	(1.5)
Net Earnings, adjusted	$65.0	$80.1

Weighted Average Diluted Shares	172.6	170.9
Diluted Earnings per Share
As reported	$0.42	$0.51
Adjusted	$0.38	$0.47

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet

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performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2019 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 23, 2020, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, April 23, 2020, by dialing 888-203-1112, Conference ID #6655137, if calling within the U.S. or Canada. The dial-in number for international participants is +1 786-789-4797, with the same Conference ID number. The replay by telephone will be available through 2 p.m. ET on Monday, April 27, 2020.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 27, 2020	Mar 29, 2019
Net Sales	$373,567	$404,870
Cost of products sold	174,936	188,828
Gross Profit	198,631	216,042
Product development	17,081	16,569
Selling, marketing and distribution	57,388	60,817
General and administrative	34,350	34,129
Operating Earnings	89,812	104,527
Interest expense	2,486	3,535
Other expense, net	5,223	269
Earnings Before Income Taxes	82,103	100,723
Income taxes	9,285	13,974
Net Earnings	$72,818	$86,749
Net Earnings per Common Share
Basic	$0.43	$0.52
Diluted	$0.42	$0.51
Weighted Average Number of Shares
Basic	167,977	165,616
Diluted	172,642	170,859

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 27, 2020	Mar 29, 2019
Net Sales
Industrial	$158,684	$189,100
Process	86,078	86,894
Contractor	128,805	128,876
Total	$373,567	$404,870
Operating Earnings
Industrial	$50,233	$65,203
Process	18,111	20,014
Contractor	28,630	26,539
Unallocated corporate (expense)	(7,162)	(7,229)
Total	$89,812	$104,527
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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